CIC MARKET SOLUTIONS, INC.

Statement of Financial Condition

Pursuant to Rule 17a-5(d) of the Securities and Exchange Act of 1934

DECEMBER 31, 2023

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CIC Market Solutions, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

520 Madison Avenue, 37th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex J. Englese	212-659-6292	alex.englese@cic.eu
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown
(Name – if individual, state last, first, and middle name)

200 Jefferson Park Suite 400	Whippany	NY	07981
(Address)	(City)	(State)	(Zip Code)

10/20/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Alex J. Englese</u>   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>CIC Market Solutions</u>   , as of <u>12/31</u>   , 2<u>023</u>   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 _25_

Signature:

Alex Englese   Digitally signed by Alex Englese
Date: 2024.02.28 09:55:38 -05'00'

Notary Public

Title:

Chief Executive Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Those Charged with Governance of
CIC Market Solutions, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CIC Market Solutions, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2023.

Whippany, New Jersey

February 27, 2024

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

CIC MARKET SOLUTIONS, INC.

Contents

CIC MARKET SOLUTIONS, INC.

Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	2,434,117
Due from parent		317,097
Prepaid and other assets		30,169
Deferred tax asset		217,976
	$	2,999,359

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expense	$	253,941
Due to affiliate		479,265
Subordinated loan		1,000,000
Total liabilities		1,733,206
Common stock, $0.01 par value per share,		
934 shares authorized, issued and outstanding	$	9
Additional paid-in capital		13,431,009
Accumulated deficit		(12,164,865)
Total stockholder's equity		1,266,153
	$	2,999,359

CONFIDENTIAL

CIC MARKET SOLUTIONS, INC.

NOTE A - ORGANIZATION

CIC Market Solutions, Inc. (the "Company") is a wholly-owned subsidiary of Crédit Industriel et Commercial (the “Parent” or "CIC"), a French company.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

During 2023, the Company’s principal business activity consisted of facilitating certain securities transactions for CIC pursuant to the “Services Agreement” (See Note B) and distributing research reports in compliance with Rule 15a-6.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[2] Income taxes:

Deferred tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates In effect at the balance sheet date. The resulting asset or liability is adjusted to reflect enacted changes in tax law. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not.

Authoritative accounting guidance requires the Company to determine whether a tax position taken or expected to be taken on a tax return is more likely than not to be sustained upon examination by the applicable taxing authority including resolution of any related appeals or litigation processes, based on technical merits of the position. At December 31, 2023, the Company had no uncertain tax positions that require accrual under guidance.

[3] Cash:

The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

[4] Leases:

The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria in accordance with ASU 2016-02, Leases (Topic842), which requires the lessee to recognize a right of use asset and lease liability and present them in the statement of financial condition. The Company determined that during the year ended December 31, 2023 no agreements or arrangements existed that would be classified as a lease under the guidance.

[5] Current Expected Credit Losses [CECL]:

The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

The Company’s has concluded that an allowance for credit losses is not required at December 31, 2023 and is based on the Company’s expectation for the collectability of the receivable utilizing the CECL framework.

CIC MARKET SOLUTIONS, INC.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards.

NOTE C - TRANSACTIONS WITH AFFILIATES

In accordance with a services agreement with the Parent, effective April 1, 2018 the Company facilitates certain securities transactions between the Company and major US institutional investors in compliance with Rule 15a-6. The Parent compensates the Company for all costs incurred in order to introduce and maintain the US/Canada clients to the Parent along with the compensation for its chaperoning functions under the agreement. At December 31, 2023, $317,097 was due from the Parent.

The Company has a subordinated loan payable to CIC in the amount of $1,000,000 which bears interest at 5.03% per annum and matures on May 24, 2024.

The Company is a party to an administrative services agreement with an affiliate dated June 30, 2019, CIC (New York Branch) ("CIC-NY"). The affiliate provides the Company with certain services and allocates the expenses in the area of benefits administration, leasehold space, furniture and equipment, operational services, computers and related systems support, data and communication lines and equipment.

At December 31 2023, the Company has a payable to CIC-NY related to its participation in CIC-NY's defined benefit plan. See Note F.

NOTE D - INCOME TAXES

The Company is subject to Federal, New York State and New York City income taxes. There was current tax benefit of $0 and a deferred tax benefit of $218,000 for the year ended December 31, 2023.

As of December 31, 2023, the Company has net operating loss carryforwards for federal income tax purposes of approximately $5,500,000. The net operating loss carryforwards will expire through 2037. These net operating losses are limited by the IRC Section 382 loss limitation incurred as a result of an ownership change that took place during 2006 and 2007. Annual losses prior to 2007 are limited to approximately $141,000 annually through 2037.

NOTE E- NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission ("SEC") which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits, as defined. At December 31, 2023, the Company had net capital of $1,700,911 which was $1,450,911 in excess of the amount required of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.43 to 1.

Pursuant to SEC Rule 15a-6 and related FAQ's issued by the SEC Division of Trading and Markets, a registered broker-dealer that acts as a chaperone in connection with securities transactions is required to take a net capital charge for failed transactions, even if the foreign broker-dealer is required to take a fails charge under foreign law.

NOTE F- PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company's U.S. affiliate maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company contributes to the Plan 50% of up to the first 6% of the employees' contributions. Pursuant to the administration services agreement with CIC-NY, the Company's employees also participate in CIC-NY's Cash Balance Plan, a defined benefit plan. At December 31, 2023, $479,265 is included in due to affiliate for the accumulated benefits payable.

CIC MARKET SOLUTIONS, INC.

NOTE G-SUBSEQUENT EVENTS

The Company evaluated subsequent events or transactions that occurred from January 1, 2023 through the date this financial statement was issued. The Company did not have any significant subsequent events.